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                                     EXHIBIT 3





August 14, 1996


Evergreen Resources, Inc.
1000 Writer Square
1512 Larimer Street
Denver, Colorado  80202


Gentlemen:


     We have reviewed and compiled the estimates, prepared by Evergreen Resources, Inc. ("Evergreen"), and Resource Services, International, Inc.
(RSII), of the extent and value of the proved reserves of natural gas for certain interests in properties currently owned and for additional properties to be acquired by Evergreen as of August 1, 1996. The interests to be acquired are for properties located in the Spanish Peaks Unit, Raton Basin, Las Animas, Colorado. All interests to be acquired are for additional interests in properties which are currently owned by Evergreen. The remaining properties, which are currently owned by Evergreen, are located in the Rosa Unit, Rio Arriba, New Mexico. This appraisal presents the value of Evergreen's interests in these properties with the additional acquired interests.

     Evergreen's estimates of proved reserves, future net revenue, and present value of net proved reserves summarized in this report are intended to be submitted to the Securities and Exchange Commission ("SEC"). The reserve estimates are prepared according to applicable SEC rules and utilize conventional and generally accepted engineering methods.

     Our review of Evergreen's reserve estimates is based upon a study of Evergreen's properties. During this investigation, we consulted with the officers and employees of Evergreen and were given access to such accounts, records, geological and engineering reports, and other data as were desired for examination. We previously have prepared studies of oil and gas properties in areas where Evergreen's properties are located. Property interests currently owned, interests to be acquired, production from such properties, current prices for production, agreements relating to current and future operations and sale of production, gas tax credit sales agreements, and various other information and data were furnished to RSII by Evergreen and are accepted as factual without independent verification of such facts. We did not make a field examination of the operations or physical condition of the appraised properties.

     Natural gas reserves included in this report are classified as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions, assuming continuation of the current regulatory practices, and using conventional production methods and equipment.

     Definitions of proved reserves used in this evaluation are those set forth in Rule 4-10(a) of Regulation S-X, as adopted by the SEC:

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Evergreen Resources, Inc.
August 14, 1996
Page 2


           "PROVED OIL AND GAS RESERVES. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

           "(I) Reserves are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and
     (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

           "(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the 'proved' classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

           "(iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as 'indicated additional reserves'; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; -C- crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, gilsonite and other such sources.

           "PROVED DEVELOPED OIL AND GAS RESERVES. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as 'proved developed reserves' only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

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Evergreen Resources, Inc.
August 14, 1996
Page 3


           "PROVED UNDEVELOPED OIL AND GAS RESERVES. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated unless such techniques have been proved effective by actual tests in the area and in the same reservoir."

     Estimated net proved reserves of natural gas as of August 1, 1996 for interests which will be owned by Evergreen after the acquisition of the additional interests are:

                                                              Natural Gas, MMCF
 Total Proved Developed Producing Reserves
       Spanish Peaks Unit                                         48,276.220
       Rosa Unit                                                   4,867.670

 Total Proved Developed Non-Producing Reserves
 Behind Pipe                                                       3,553.840
 Total Proved Developed Non-Producing Reserves                    18,570.020

Total Proved Undeveloped Reserves                                 52,761.070

 TOTAL PROVED RESERVES                                           128,028.820

     Natural gas volumes are expressed at standard conditions of temperature and pressure applicable in the area the gas is purchased.

     Value of net proved reserves is expressed in terms of estimated future net revenue and present value of future net revenue. Future net revenue is calculated by deducting estimated operating expenses, future development costs, and severance and ad valorem taxes from the future gross revenue.

     Present value of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded monthly over the expected period of realization. Present value, as expressed herein, should not be construed as fair market value since no consideration has been given to many factors which influence the prices at which petroleum properties are traded, such as taxes on operating profits, allowance for return on the investment, and normal risks incident to the oil business.

     Evergreen hedges natural gas prices, and as a result, natural gas prices included in this appraisal reflect Evergreen's expected prices as of August 1, 1996. Gas prices used in the Raton Basin are based on existing gas sales contracts. Current average operating costs are used to estimate future costs required to operate the properties.

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Evergreen Resources, Inc.
August 14, 1996
Page 4


     Estimated future net revenue and net present value of future net revenue from proved natural gas reserves, as of August 1, 1996, for total interests which will be owned by Evergreen after the acquisition of the additional reserves are:

                                                                    10% Disc.
                                                      Future Net    Future Net
                                                        Revenue      Revenue
                                                           $            $

 Total Proved Developed Producing Reserves
  Spanish Peaks Unit                                   56,267,380   25,409,060
  Rosa Unit                                             4,361,545    2,021,099

 Total Proved Developed Non-Producing Reserves
 Behind Pipe                                            3,570,826      941,265
 Total Proved Developed Non-Producing Reserves         19,766,640    6,855,611

  Total Proved Undeveloped Reserves                    53,865,040   15,987,290

  TOTAL PROVED RESERVES                               137,831,431   51,214,325


     The production rates presented in this appraisal reflect actual field and sales conditions which require Evergreen to restrict the production rates of individual wells. As of August 1, 1996, the gas gathering system which collects natural gas in the Spanish Peaks Unit is operating at full capacity, and as a result, well head pressures are higher than required for optimal production. Further, the high well head pressures restrict flow of water into the well, lengthening the de-watering period.

     All of the appraised interests are for coal gas reserves located in the Spanish Peaks Unit, Raton Basin, Las Animas Colorado and the Rosa Unit located in Rio Arriba, New Mexico. Projection of coalbed methane gas reserves is generally more complicated than projection of conventional hydrocarbon reservoirs due to complex reservoir properties and the de-watering process required to develop producible natural gas reservoirs. Therefore, reserve estimates and gas production rates for coalbed methane wells are modified frequently as gas and water production data becomes available.

     The producing wells in the Spanish Peaks Unit are completed in the Vermejo and Raton coal intervals. Most of the wells are currently completed only in the Vermejo interval but contain the Raton Coal section above the producing Vermejo Coal zone. Gas reserves in the Raton Coal interval in the currently drilled wells are classified as Proved Developed Non-Producing (Behind Pipe), due to relatively small expenditures required to complete the Raton Coal in the existing well bore.

     Certain Spanish Peaks Unit wells are candidates for refracturing. The production rates of these wells are expected to increase to the level reflected in the projections. These projections are based on high rates observed after successful refracture operations performed on the Taylor #44-1 and Taylor #12-8 wells.

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Evergreen Resources, Inc.
August 14, 1996
Page 5


     The estimates of reserves, future net revenue, and net present value are determined according to our understanding of applicable regulations of the Securities and Exchange Commission. These estimates have not been filed with any other federal authority or agency.

     Resource Services International, Inc. and its principals are unrelated to Evergreen, its officers, shareholders, and properties evaluated in this report. We do not own a direct or indirect financial interest in Evergreen or its properties.

                                       Submitted,




                                       RESOURCE SERVICES INTERNATIONAL, INC.